Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605
Rockwall, Texas  75087
(972) 722-7351

June 30, 2008

Ms. Indira Lall
Mr. H. Christopher Owings
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Surface Coatings, Inc. Form SB-1/A File No. 333-145831

Dear Ms. Lall and Mr. Owings:

Following are responses to your comment letter dated May 8, 2008.

Calculation of Registration Fee
1.	The par value of the common stock has been corrected in this section

Summary of Financial Data
2.	December 31, 2006 column has been labeled ‘Restated’ and the total assets have been revised to agree with the financials presented with the Registration Statement (page 1)

Risk Factors
3.	All numbers in the risk factors have been updated to the latest financial statement date of March 31, 2008 (pages 4, 5 and 6)

Dilution
4.	This section has been updated to March 31, 2008, the most recent date of financial statements presented (page 7)

Use of Proceeds
5.	The amounts described in this section to be used for a new location have been reconciled to the Management’s Discussion section (page 10)

Description of Business
6.	We have expanded this section to include a discussion of Mr. Donahoe’s involvement with the company and the amount of time he spends on its activities (page 11 to 13)

7.	We have added more information as to our competitive position in the industry (page 11 to 13)

8.	More detail has been provided on our intended operations for the next twelve months if we do not meet the minimum offering (page 11 to 13)

9.	We have expanded the discussion of who our customers are and where they are located (page 11 to 13)

Number of Employees
10.	We have disclosed the percentage of time the President spends on the company (page 19)

Management’s Discussion and Plan of Operations
11.	We have provided disclosure as to how our business will be affected by the current economic conditions including and trends in the industry (page 20 to 21)

12.	The wording in these two sections have been reconciled (page 20 to 21)

13.	We have expanded our discussion to disclose we have no buildings identified but present our ideal specifications (page 21)

Financing Needs
14.	“As noted above…” has been removed and expanded our discussion of our financing requirements (page 22)

Interest of Management and Others in Certain Transactions
15.	We have indicated that Mr. Donahoe received his shares without cost (page 24)

16.	The loans and the repayment terms of each have been disclosed (page 24 to 25)

Experts
17.	The periods of financial statements included in the Registration Statement has been provided (page 27)

Capitalization
18.	Current financial information has been provided for March 31, 2008 (page 28)

Financial Statements
Consolidated Financials Statements-December 31, 2007 and 2006
19.	We have included financial information for 2005 and labeled them “Restated”

Report of Independent Registered Public Accounting Firm
20.	The inadvertent omissions in the Auditor’s report due to Edgarizing have been corrected

Notes to the ConsolidatedFinancial Statements
Note 1- Nature of Activities and Significant Accounting Policies
Nature of Activities, History and Organization
21.	The amounts in the Notes to the financial statements are correct. The balance sheet supplementally provided was one day off. A revised balance sheet as of February 15, 2007 is provided

Significant Accounting Policies
22.	The return policy has been clarified and an adjustment has been made to the financial statements

Note 3 – Due to Related Partied
23.	The amounts due to related parties has been clarified on the balance sheets presented

Note 4 – Notes Payable to Related Parties
24.	The balances of each note including its current and long-term breakout has been disclosed

Note 5-Line of Credit
25.	The balance of all periods presented has been disclosed

Note 10-New Accounting Pronouncements
26.	We have revised our disclosure to update it regarding SFAS 157 and its impact on our financial statements

Exhibit 10.1
27.	An update consent has been included with this filing

Please let me know if you need any further clarification on any of these answers.

Sincerely,

/s/  Richard Pietrykowski
Richard Pietrykowski
President

SURFACE COATINGS, INC.
Consolidated Balance Sheets
February 15, 2007

	Surface Armor	Surface Coatings	Cons. Pre-elims	Elims	Consolidated

ASSETS
Current Assets
Cash and Cash Equivalents	$6,820	$0	6,820	0	6,820
Accounts Receivable, net of allowance for doubtful accounts of $0	18,659	0	18,659	0	18,659
Inventory	27,770	0	27,770	0	27,770
Total Current Assets	53,249	0	53,249	0	53,249

Fixed Assets, net of accumulated depreciation of $432	3,332	0	3,332	0	3,332

Other Assets
Deferred Tax Benefit	0	23,040	23,040	0	23,040
Less: Valuation Allowance	0	(23,040)	(23,040)	0	(23,040)
Total Other Assets	0	0	0	0	0

Investment is Surface Coatings, LLC	0	35,000	35,000	(35,000)	0

TOTAL ASSETS	$56,581	$35,000	91,581	(35,000)	56,581

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Cash Overdraft	$4,500	$0	4,500	0	4,500
Accounts Payable	41,270	1,517	42,787	0	42,787
Accrued Expenses	119	0	119	0	119
Current Portion of Note Payable to Shareholder	0	0	0	0	0
Due to Related Parties	10,215	0	10,215	0	10,215
Line of Credit	0	0	0	0	0
Total Current Liabilities	56,104	1,517	57,621	0	57,621

Long Term Liabilities
Note Payable to Shareholder	20,000	0	20,000	0	20,000
Note Payables to Related Parties	0	0	0	0	0
Total Long Term Liabilities	20,000	0	20,000	0	20,000

Stockholders' Equity (Deficit)
Preferred Stock ($0.001 par value, 20,000,000 shares
authorized, zero and zero shares issued and outstanding)	0	0	0	0	0
Common Stock ($0.001 par value, 50,000,000 shares
authorized, 5,000,000 and 5,000,000 shares issued and outstanding)	0	5,000	5,000	0	5,000
Receivable from Shareholder for Common Stock	(6,492)	0	(6,492)	0	(6,492)
Paid in Capital	56,492	30,000	86,492	(35,000)	51,492
Retained Earnings (Deficit)	(69,523)	(1,517)	(71,040)	0	(71,040)
Total Stockholders' Equity (Deficit)	(19,523)	33,483	13,960	(35,000)	(21,040)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$56,581	$35,000	91,581	(35,000)	56,581